Exhibit 99.1

Suite 4, 20 Clifford Street Mosman NSW 2088 Australia P.O. Box 947 Spit Junction NSW 2088	Telephone 612 9902 6002 Facsimile: 612 9902 6006 info@simsmm.com www.simsmm.com
20 November 2009
Ms Stephanie Yong
Australian Securities Exchange
Level 6
20 Bridge Street
SYDNEY NSW 2000
Dear Stephanie
In accordance with Listing Rule 17.1, Sims Metal Management Limited (“Sims”) requests that a trading halt be placed on its securities from the commencement of trading on 20 November 2009.
This trading halt is to facilitate a proposed capital raising by Sims, which is to be implemented by way of a placement to sophisticated or professional investors (“Placement”) and an offer of shares to its existing shareholders pursuant to a Share Purchase Plan.
Sims requests that the trading halt remain in place until the opening of trading on 23 November 2009 or when Sims makes an announcement concerning the outcome of the Placement, whichever occurs earlier.
Sims is not aware of any reason why the trading halt should not be granted.
If you have any queries regarding this request, please contact me on 0418693493.

Yours faithfully

Frank Moratti
Group Company Secretary and General Counsel
Sims Metal Management Limited
ABN 69 114 838 630